SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras is now AXIA Energia

Rio de Janeiro, October 22, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras announces a new chapter in its trajectory as the largest energy company in the Southern Hemisphere. Eletrobras is now AXIA Energia, a brand born from its legacy and representing the future vision of a Company guided by financial discipline, operational excellence, and consistent value creation. The name AXIA, of Greek origin, means “value” and refers to the idea of “axis,” which connects, sustains, and generates movement.

The new identity consolidates the transformation process initiated in 2022, which has made the Company more innovative, agile, and prepared to respond to technological, regulatory, and market challenges.

Starting on November 10, 2025, the Company's issued shares will be traded on B3 and NYSE, as follows:

Ticker B3

o    Common Shares: AXIA3, in substitution to ELET3

o    Preferred Shares A: AXIA5, in substitution to ELET5

o    Preferred Shares B: AXIA6, in substitution to ELET6

o    Trading Name: AXIA ENERGIA

Ticker NYSE

o    Common Shares: AXIA, em substituição a EBR

o    Preferred Shares: AXIA PR, em substituição a EBR B

o    Trading Name: AXIA ENERGIA

Additionally, starting on 10/24/2025, the Investor Relations website will be:
ri.axia.com.br

The brand change does not imply any alteration in contractual, corporate, or regulatory commitments.

This initiative reflects the conviction that the future of energy will be built by solid, reliable companies capable of catalyzing businesses that drive sustainable economic development. From this perspective, AXIA Energia is born.

The Company will, in due course, adopt the remaining formalities related to the new corporate identity, including the change of its corporate name.

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.